Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2023 Annual Meeting of Shareholders

CALGARY, Alberta--(BUSINESS WIRE)--May 8, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of common shareholders held virtually on May 5, 2023 (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 17, 2023 (the "Information Circular") and is available on the Company's website under "Investors – Presentations & Events" at www.pembina.com.

A total of 325,446,419 common shares representing 59.13 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1. Election of Directors

The following 12 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	99.31%	308,052,164	0.69%	2,155,916
J. Scott Burrows	99.75%	309,437,506	0.25%	770,574
Cynthia Carroll	99.10%	307,412,728	0.90%	2,795,352
Ana Dutra	98.90%	306,797,938	1.10%	3,410,142
Robert G. Gwin	97.81%	303,417,907	2.19%	6,790,172
Maureen E. Howe	98.19%	304,583,431	1.81%	5,624,649
Gordon J. Kerr	99.03%	307,184,193	0.97%	3,023,888
David M.B. LeGresley	98.04%	304,132,590	1.96%	6,075,490
Andy J. Mah	99.76%	309,472,767	0.24%	735,313
Leslie A. O'Donoghue	97.81%	303,421,287	2.19%	6,786,793
Bruce D. Rubin	99.46%	308,529,694	0.54%	1,678,386
Henry W. Sykes	96.25%	298,560,407	3.75%	11,647,673

2. Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee. The resolution was approved with approximately 81.36 percent of votes cast in favor.

3. Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with approximately 94.03% percent of votes cast in favour.

Additional details in respect of the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com